UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Simtek Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    829204106
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                                 (CUSIP Number)

                        Gib Bend XXVII Investments, L.P.
                              3401 Armstrong Avenue
                             Dallas, TX 75205-4100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 829204106
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Big Bend XXVII Investments, L.P.
   I.R.S. Identification No. 83-0442949
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Texas
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               7   SOLE VOTING POWER:        14,375,000
  NUMBER OF    -----------------------------------------------------------------
    UNITS
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   14,375,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    14,375,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.8% (1)
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14  TYPE OF REPORTING PERSON (See Instructions)
    PN
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(1) Based on 146,920,823 shares reported by Simtek Corporation to be outstanding as of March 31, 2006.



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


Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share, ("Common Stock") of Simtek Corporation, a corporation organized under the laws of the state of Colorado ("Simtek"). Simtek's principal executive offices are located at 4250 Buckingham Drive #100, Colorado Springs, Colorado 80907.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed by Big Bend XXVII Investments, L.P. ("Big Bend").

     (b) and (c) Big Bend's business address is 3401 Armstrong Avenue, Dallas, TX 75205-4100. Big Bend is organized under the laws of the state of Texas. Big Bend is a partnership involved in the business of making financial investments. 2M Companies, Inc. is the general partner of Big Bend. Set forth below is the name, position and present principal occupation of each director and executive officer of 2M Companies, Inc. Except as otherwise indicated, the business address of each such person is 3401 Armstrong Avenue, Dallas, TX 75205-4100, and each such person is a citizen of the United States.

                          Directors or General Partner
                          ----------------------------

Name                         Principal Occupation
----                         --------------------

Morton H. Meyerson           Chairman and CEO

                      Executive Officers or General Partner
                      -------------------------------------


Name                         Title
----                         -----

Morton H. Meyerson           Chairman and CEO

Katherine Belew              Vice President

Terry Pendleton              Vice President

Rick Slaven                  Vice President

Janice Nethery               Secretary

Steve Leeke                  Vice President


     (d) and (e) Neither Big Bend, 2M Companies, Inc. nor any of 2M Companies, Inc.'s directors or executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 30, 2005 Big Bend purchased 14,375,000 shares of Simtek's Common Stock for $2,300,000. All purchases were paid in cash from Big Bend's working capital. No funds were borrowed by Big Bend in order to complete his acquisition of the Common Stock. Item 4. Purpose of Transaction The purchase of the Common Stock reported in this Schedule 13D was made for the purpose of making an investment in Simtek.

(a).    Not applicable.

(b).    Not applicable.

(c).    Not applicable.

(d).    Not applicable.

(e).    Not applicable.

(f).    Not applicable.

(g).    Not applicable.

(h).    Not applicable.

(i).    Not applicable.

(j). Other than as described above, Big Bend currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Big Bend reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     (a) Big Bend is the beneficial owner of 14,375,000 shares of Common Stock, which represents approximately 9.8% of the Common Stock (based on the number of shares outstanding as of March 31, 2006, as represented by Simtek in its prospectus dated April 28, 2006).

     (b) Big Bend holds the sole power to vote and dispose of the 14,375,000 shares of Common Stock that it beneficially owns.

     (c) Other than the transactions described herein, Big Bend has not effected any transaction in the Common Stock during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 14,375,000 shares of Common Stock that are beneficially owned by Big Bend.

     (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Big Bend and Simtek are parties to a Securities Purchase Agreement, dated December 30, 2005. Big Bend and Simtek are parties to a Registration Rights Agreement, dated December 30, 2005, pursuant to which Simtek granted Big Bend certain registration rights to facilitate the transfer of the Common Stock owned by Big Bend. Both agreements were filed in connection with the 8-K filed by Simtek on January 3, 2006.

Item 7.  Material to Be Filed as Exhibits

A. Share Purchase Agreement, dated December 30, 2005, among the Purchasers named therein (including Big Bend), incorporated by reference from Simtek's (SEC File No. 000-19027) Form 8-K/A filed on April 26, 2006.

B. Registration Rights Agreement, dated December 30, 2005, among the Purchasers named therein (including Big Bend), incorporated by reference from Simtek's (SEC File No. 000-19027) Form 8-K filed on January 3, 2006.



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



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Big Bend XXVII Investments, L.P.
Date:  May 18, 2006
                                        By:  2M Companies, Inc., General Partner


                                             By: /s/ Morton H. Meyerson
                                                 -------------------------------
                                                 Morton H. Meyerson


































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